SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                              ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Update on Financial Performance and Outlook for Full-Year 2006

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DAIMLERCHRYSLER

Contacts		Press Information
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Han Tjan	+1 212 909 9061	Date
Jason Vines	+1 248 512 3164	September 15, 2006
Mike Aberlich	+1 248 512 2704

Update on Financial Performance and
Outlook for Full-Year 2006

•         Chrysler Group expects loss of €1.2 billion ($1.5 billion) in the third quarter, strives to achieve positive results in fourth quarter

•         DaimlerChrysler Group 2006: Operating profit in the magnitude of €5 billion ($6.4 billion) anticipated

Stuttgart - DaimlerChrysler (stock exchange abbreviation DCX) lowered its operating profit forecast for full-year 2006 to be in the magnitude of €5 billion ($6.4 billion) based on an expected full-year operating loss of approximately €1.0 billion ($1.2 billion) for its Chrysler Group.  Chrysler Group had earlier announced an anticipated operating loss of up to €0.5 billion ($0.6 billion) in the third quarter which is now expected to be at €1.2 billion ($1.5 billion).

The Chrysler Group is facing a difficult market environment in the United States with excess inventory, non-competitive legacy costs for employees and retirees, continuing high fuel prices and a stronger shift in demand toward smaller vehicles.  At the same time, key competitors have further increased margin and volume pressures — particularly on light trucks — by making significant price concessions.  In addition, increased interest rates caused higher sales & marketing expenses.  Chrysler Group will take additional production cuts in the third and fourth quarters to reduce dealer inventories and make way for its current product offensive.

In the third quarter, the Chrysler Group was unable to follow customer demand with its existing product portfolio, as customers shifted towards smaller vehicles.  However, in the second half of the year, the Chrysler Group will introduce a total of eight new vehicles, of which many are in the growing small vehicle segment.  Like the Dodge Caliber, which was launched in second quarter 2006, the Jeep® Compass, Jeep Patriot and the new Chrysler Sebring are equipped with the fuel-efficient, 2.4 liter, four cylinder World Engine and offer better than 30 miles per gallon highway mileage.  Also this year, the Chrysler Group will offer the smallest Dodge SUV in history, the Dodge Nitro as well as an all-new version of the quintessential Jeep Wrangler.

After the anticipated loss of €1.2 billion ($1.5 billion) in the third quarter the Chrysler Group strives to achieve positive results in the fourth quarter. DaimlerChrysler is forecasting that the Chrysler Group will end 2006 as a whole with a loss in the magnitude of approximately €1 billion ($1.2 billion).  Earnings development at the Mercedes Car Group, the Truck Group, Financial Services and Van, Bus, Other segment is fully in line with planning.

As a result of this reassessment of the earnings situation at the Chrysler Group, the earnings forecast for the DaimlerChrysler Group must also be adjusted.  DaimlerChrysler is now assuming that the operating profit for 2006 will be in the magnitude of €5 billion ($6.4 billion). This figure includes charges for the implementation of the new management model (€0.5 billion; $0.6 billion), the focus on the smart

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fortwo (€1 billion; $1.2 billion), the staff reductions at the Mercedes Car Group (€0.4 billion; $0.5 billion), as well as gains on the disposal of the off-highway business (€0.2 billion; $0.2 billion), on the sale of real estate no longer required for operating purposes (€0.1 billion; $0.1 billion) and the release of provisions for retirement-pension obligations (€0.2 billion; $0.2 billion).

In its half-year report, EADS indicated that the review of the Airbus program could lead to a reduction of earnings.  DaimlerChrysler’s updated earnings forecast does not yet include these potential effects on its earnings.

In order to improve the earnings situation of the Chrysler Group as quickly, comprehensively and sustainably as possible, measures to increase sales and cut costs in the short term are being examined at all stages of the value chain, in addition to structural changes being reviewed as well.  The positive development of volumes and earnings in Mexico and Canada as well as in other international markets also offer opportunities for further improvements.

For the reader’s convenience, the financial information has been translated from euros into U.S. dollars at an assumed rate of €1 = $1.2723 (official buying or selling rate on September 14, 2006). The convenience translation does not mean that the euro amounts actually represent the corresponding dollar amount stated or could be converted into dollars at the assumed rate.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa. Robert Köthner
Name:	Robert Köthner
Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V. Silvia Nierbauer
Name:	Silvia Nierbauer
Title:	Director

Date: September 15, 2006